Exhibit 4.3.3.1(F)

TERM SHEET FOR U.S. DOLLAR DENOMINATED UNSECURED LOAN FACILITY

This Term Sheet reflects the main commercial terms and conditions incorporated in an updated version of the judicial reorganization plan of the Oi Group (“Amended RJ Plan”), which was originally filed with the 7th Business Court of the Judicial District of the Capital of Rio de Janeiro, Brazil on September 5th, 2016 (“Bankruptcy Court”), within the Oi Group’s judicial reorganization proceeding pending before the Bankruptcy Court under No 0203711-65.2016.8.19.0001.

PARTIES

Borrower:	Oi S.A. – In judicial reorganization (“Oi”)”) or Telemar Norte Leste S.A. – In judicial reorganization (“Telemar”)
Subsidiary Guarantors

Oi Móvel S.A. – Em Recuperação Judicial (“Oi Móvel”); Telemar Norte Leste S.A. – Em Recuperação Judicial (“Telemar”); Copart 4 Participações S.A. – Em Recuperação Judicial (“Copart4”); Copart 5 Participações S.A. – Em Recuperação Judicial (“Copart5”); Portugal Telecom International Finance BV – Em Recuperação Judicial (“PTIF”) and Oi Brasil Holdings Coöperatief U.A. – Em Recuperação Judicial (“Oi Coop”)

Lenders:	[List of bondholders that will become lenders under the loan facility to be inserted]
Administrative Agent:	[TBD] (together with the Lenders, the “Finance Parties” and each a “Finance Party”)
Group:	The Borrower and all its Subsidiaries
Restricted Subsidiaries:	All the direct and indirect subsidiaries of which the Borrower holds more than 50% of the equity or more than 50% of the voting power.

UNSECURED TERM LOAN FACILITY

Facility:	Single-tranche term loan facility
Amount:	Principal amount of up to USD 500,000,000.00
Final Maturity Date:	The 15th day of the month falling on the 12th anniversary of the date of the facility agreement.
Purpose:

The refinancing of certain outstanding amounts due under the Existing Bonds, in accordance with the approval and confirmation (homologação judicial) (the “Reorganization Plan Confirmation”) of the Borrower’s judicial reorganization plan (plano de recuperação judicial) (the “Reorganization Plan”) filed within the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro, Brazil (the “RJ”) on September 27, 2017 to be approved in the creditors general meeting and confirmed by the RJ Court.

Repayment:

6-year grace period for principal repayment, followed by repayment pro rata across all tranches in 12 semi-annual installments. The first amortization instalment is due on the 15th day of the month that is the 78th month following ratification of the Amended RJ Plan by the Bankruptcy Court and the remaining installments are due as follows:

	1st to the 12th semi-annual period	0% amortized per semi-annual period
	13th semi-annual period to 18th semi-annual period	4% amortized per semi-annual period
	19th semi-annual period to 23rd semi-annual period	12.66% amortized per semi-annual period
	24th semi-annual period	12,70% amortized per semi-annual period

Provided that if any scheduled interest or principal payment date is not a business day, the payment will be made on the next succeeding business day. No interest will accrue as a result of this delay in payment.

Voluntary Prepayment:

Loan may be prepaid in whole or in part on 30 days’ prior notice.  Any prepayment shall be made with accrued interest on the amount prepaid and without premium or penalty whatsoever.

Any amount prepaid may not be redrawn and shall be applied against scheduled repayments in inverse chronological order.

Guarantee:

Loan will be fully, jointly and severally guaranteed (the “Subsidiary Guarantee”), on a senior unsecured basis, by the Subsidiary Guarantors. Upon a Subsidiary Guarantor ceasing to be a member of the Group, it will be released at that time from its Subsidiary Guarantee.

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PRICING

Administrative Agent Fee:	As set out in an agency fee letter.
Margin/Interest on Loans:	6%
Interest Period for Loans:	6 months or any other period agreed between the Borrower and the Lenders.
Payment of Interest on Loans:

During the 6-year grace period interest shall accrue annually and be capitalized so as to form part of the principal outstanding at the end of each year.

After the end of the 78th month following the ratification of the Amended RJ Plan by the Bankruptcy Court, interest shall accrue on the new principal outstanding amount and shall be paid on a semi-annual basis. Such cash-pay interest shall be payable on the 15th day of the month of each Interest Period.

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OTHER TERMS

Documentation:	The Facility will be made available under a facility agreement (the “Agreement”) based on the current recommended form of single currency unsecured syndicated facility agreement of the LMA.
Prepayment and Cancellation:

(a)   Illegality

If, at any time, it is or will become unlawful for any Lender to make or obtain funding for any part of an advance or for any Finance Party to perform its obligations under the Agreement, the affected party shall, promptly after becoming aware of the same, deliver to the Borrower through the Administrative Agent a notice to that effect and its commitment shall be immediately cancelled and the Borrower shall repay all Loans of such Lender on the next repayment date.

For the avoidance of doubt, the term “unlawful” shall include, without limitation, non-compliance with any rule or regulation imposed by a relevant governmental or regulatory authority in relation to applicable “know your customer” requirements, where such non-compliance is in respect of the Borrower or any permitted successor, transferee or assign thereof and is due to the Borrower’s failure to provide the documentation or other evidence required to satisfy such applicable “know your customer” requirements promptly following a request from the Administrative Agent under Clause [●] (“Know Your Customer” Checks)

(b)   Increased Costs, Tax Gross Up and Tax Indemnity

The Borrower may (at its discretion) give the Administrative Agent not less than 10 Business Days’ prior notice and cancel a Loan and prepay that relevant Lender that makes a claim under these provisions.

(c)   Excess Cashflow

Within 150 days following the end of each financial year of Oi, commencing with the financial year ending on the 31 December following the date of the Agreement, the Borrower shall be required (i) to calculate the Cash Sweep Amount for such financial year based on Oi’s annual audited consolidated financial statements for such financial year and (ii) to use the Cash Sweep Amount to redeem a portion of the Loans and to redeem, repurchase or repay, as applicable, a portion of the Indebtedness of all of Oi’s other creditors  (together with the Loans, the “Reorganized Debt”) in accordance with Clause [●] of the Judicial Recovery Plan

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“Asset Sale” means any sale, conveyance, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Borrower or any Restricted Subsidiary, including any disposition by means of a merger, spin-off, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(i)                  any shares of Capital Stock of the Borrower or any Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Borrower or a Restricted Subsidiary);

(ii)                all or substantially all of the assets of any division or business operation of the Borrower or any Restricted Subsidiary; or

(iii)              any other property or assets of the Borrower or any Restricted Subsidiary outside of the ordinary course of business of the Borrower or such member of the Group.

Notwithstanding the foregoing, the following shall not be deemed to be Asset Sales:

(iv)              the disposal of any of the assets listed in Appendix 2;

(v)                a disposition by a member of the Group to the Borrower or by the Borrower to a member of the Group or between members of the Group;

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(vi)              the sale of property or equipment that, in the reasonable determination of the Borrower, has become worn out, obsolete, uneconomic or damaged or otherwise unsuitable for use in connection with the business of the Borrower or any member of the Group;

(vii)            the disposition of all or substantially all of the assets of the Borrower in a manner permitted pursuant to the Clause [●] (Merger);

(viii)          (i) dispositions of property to the extent that such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased, (ii) dispositions of property to the extent that the proceeds of such disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased) and (iii) to the extent allowable under Section 1031 of the IRS Code, or any comparable or successor provision, any exchange of like property for use in a Permitted Business;

(ix)               an issuance of equity interests by a member of the Group to the Borrower or by the Borrower to a member of the Group;

(x)                 sales, leases, sub-leases or other dispositions of products, services, equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(xi)               a Dividend Payment that does not violate the covenant described under Clause [?] (Restriction on Dividends);

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(xii)           a disposition to the Borrower or a member of the Group (other than a Receivables Subsidiary), including a Person that is or shall become a member of the Group immediately after the disposition;

(xiii)           sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a member of the Group;

(xiv)           dispositions in connection with a Lien permitted under the Clause 1.9 (Negative pledge);

(xv)             dispositions of receivables and related assets or interests in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(xvi)           foreclosures on assets, transfers of condemned property as a result of the exercise of eminent domain or similar policies (whether by deed in lieu of condemnation or otherwise) and transfers of properties that have been subject to a casualty to the respective insurer of such property as part of an insurance settlement;

(xvii)         any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation or other claims of any kind;

(xviii)       the unwinding of any Hedging Obligations pursuant to its terms;

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(xix)           the sale, transfer or other disposition of “non-core” assets acquired pursuant to an investment or acquisition permitted under the Agreement; provided that such assets are sold, transferred or otherwise disposed of within 6 months after the consummation of such acquisition or investment;

(xx)             any financing transaction with respect to property built or acquired by the Borrower or any member of the Group after the date of the Agreement, including sale and leaseback transactions and asset securitizations permitted by the Agreement;

(xxi)           sales, transfers and other dispositions of investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in the joint venture agreements and similar binding arrangements;

(xxii)         sales or other dispositions of capacity or indefeasible rights of use in the Borrower’s or in any member of the Group’s telecommunications network in the ordinary course of business;

(xxiii)       a sale and leaseback transaction within one year of the acquisition of the relevant asset in the ordinary course of business;

(xxiv)       exchanges of telecommunications assets for other telecommunications assets where the fair market value of the telecommunications assets received is at least equal to the fair market value of the telecommunications assets disposed of or, if less, the difference is received in cash;

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(xxv)         the licensing, sublicensing or grants of licenses to use the Borrower’s or any member of the Group’s trade secrets, know-how and other technology or intellectual property in the ordinary course of business to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology any single transaction or series of related transactions that involves;

(xxvi)       any transaction or series of related transactions made in accordance with the Reorganization Plan; or

(xxvii)     any transaction or series of related transactions involving property or assets with a fair market value not in excess of 5% of the Consolidated Total Assets as of the end of the most recently completed full-year period for which the Oi’s published financial statements are available).

“Cash Balance” shall have the meaning given to it in the Reorganization Plan.

“Cash Sweep Amount” shall have the meaning given to it in the Reorganization Plan.

 “Minimum Cash Requirement,” shall have the meaning given to it in the Reorganization Plan.

(d)   Voluntary Cancellation

The Borrower may, by giving the Administrative Agent not less than 30 Business Days’ prior notice, cancel without any additional costs the whole or any part (and if in part being a minimum of USD 5,000,000 and in multiples of USD 500,000) of the Facility.

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Representations:	See Appendix 3 Part 1 (Representations & Warranties).
Information Undertakings:	See Appendix 3 Part 2 (Information Undertakings).
General Undertakings:	See Appendix 3 Part 3 (General Undertakings & Covenants).
Events of Default:	See Appendix 3 Part 4 (Events of Default).
Majority Lenders:	66 2/3% of Total Commitments.
Assignments and Transfers by Lenders:

Absent prior consent in writing from the Borrower, the Agreement, any claims thereunder and any legal, equitable or other economic interest therein shall not be transferred, assigned, contributed, conveyed, or otherwise alienated (in whole or in part), including but not limited to by way of sub-participation or discounting of such Agreement in a manner that would alter the ultimate beneficiary thereof, and no encumbrance or lien on, or other interest or right in, such Agreement may be granted or conveyed by any of the Lenders.

Conditions Precedent:	(a) Creditors approval of the RJ Plan and confirmation by the RJ Court. (b) Corporate authorizations customary for an Agreement of this nature.
Miscellaneous Provisions:	The Agreement will contain provisions relating to, among other things, default interest, market disruption, breakage costs, tax gross up and indemnities, increased costs, set-off and administration.
Costs and Expenses:

All reasonable and duly documented costs and expenses incurred by the Administrative Agent in connection with the preparation, negotiation, printing and execution of the Agreement and any other document referred to in it shall be paid by the Borrower following the date of the Agreement.

Confidentiality:

The Term Sheet and its content are intended for the exclusive use of the Lenders and shall not be disclosed by any Lender to any person other than the Lender's legal and financial advisors for the purposes of the proposed transaction unless the prior written consent of the Borrower is obtained.

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Governing Law:	English
Governing Language:	English
Enforcement:	English courts
Definitions:

Terms defined in the current recommended form of single currency unsecured syndicated facility agreement of the LMA have the same meaning in this Term Sheet unless given a different meaning in this Term Sheet

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Appendix 1

Existing Bonds

1.             [TO COME]

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Appendix 2

Permitted Assets

Direct or indirect disposal of the following assets:

UNITEL S.A., an Angolan company with tax identification number 5410003144, registered before the Commercial Registry of Luanda under number 44/199, headquartered in Talatona, Sector 22, via C3, Edifício UNITEL, Luanda Sul, Angola.

BRASIL TELECOM CALL CENTER S.A., a corporation enrolled in the CNPJ/MF under No. 04.014.081/0001-30, registered before the Commercial Registry of the State of Goiás under NIRE 53 3 0000758-6, headquartered at Rodovia BR 153, Km 06, S/N, Bloco 03, Vila Redenção, in the City of Goiânia, State of Goiás, CEP74.845-090;

TIMOR TELECOM, S.A., corporation, collective entity No. 1014630, registered with the National Administration of Domestic Trade under No. 01847/MTCI/XI/2012, with its principal place of business at Rua Presidente Nicolau Lobato, Timor Plaza, 4º andar, in Dili, Timor Leste.

The formalization of the disposal of assets located at the addresses listed below is subject to prior verification regarding the lack of impediment or prohibition of an administrative or judicial nature:

BR 101 KM 205 (Barreiros/Almoxarifado), in the State of Santa Catarina and registered under enrollment No. 40564;

Av Madre Benvenuta, in the State of Santa Catarina and registered under enrollment No. 48391;

Rua Cel Genuino, in the State of Rio Grande do Sul and registered under enrollment Nos. 8.247, 24.697, 24.698, 24.699, 11.046, 11.047;

Av. Joaquim de Oliveira, in the State of Rio Grande do Sul and registered under enrollment No. 114.947;

Avenida Lauro Sodre nº 3290, in the State of Rondônia and registered under enrollment No. 24743;

Rua Gabriel de Lara, in the State of Paraná and registered under enrollment No. 16059;

Rua Neo Alves Martins nº 2263, in the State of Paraná and registered under enrollment No. 58948;

Travessa Teixeira de Freitas nº 75 (Complexo Merces F), in the State of Paraná and registered under enrollment Nos. 36731, 36732, 36733, 36734, 36735, 36736, 36737, 36738, 36739, 36740 and 36741;

Avenida Teixeira de Freitas nº 141 (Complexo Merces G), in the State of Paraná and registered under enrollment No. 15049;

Rua Visconde Nacar nº 234 (Complexo Merces B), in the State of Paraná and registered under enrollment No. 26912;

Rua Visconde do Rio Branco nº 397 (Complexo Merces A), in the State of Paraná and registered under enrollment No. 13940;

Avenida Goias, in the State of Goiás and registered under enrollment Nos. 42.041 and 42.042;

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Avenida Getulio Vargas S/N, in the State of Roraima and registered under enrollment Nos. 46.241, 46.242, 46.243 and 46.244;

Rua Sabino Vieira / Rua Chaves De Faria nº 85/ R.S.L. Gonzaga nº 275, in the State of Rio de Janeiro and registered under enrollment No. 55316;

Rua Dr. Miguel Vieira Ferreira (Rua Uranos 1139), in the State of Rio de Janeiro and registered under enrollment No. 51186;

Estr. Pau da Fome nº 2716, in the State of Rio de Janeiro and registered under enrollment No. 105885;

Avenida Nossa Senhora de Copacabana n° 462 A, lj e, s/lj, in the State of Rio de Janeiro and registered under enrollment No. 67704;

Rua dos Limoeiros nº 200, in the State of Rio de Janeiro and registered under enrollment No. 10409;

Camaragibe - Estrada de Aldeia - Km-125, in the State of Pernambuco and registered under enrollment No. 2503;

Rua do Principe nº 156 e nº 120, in the State of Pernambuco and registered under enrollment No. 24857;

Rua Itambe nº 200, in the State of Minas Gerais and registered under enrollment No. 38227;

Rua Vitorio Nunes Da Motta nº 220, Enseada do Suá in the State of Espírito Santo and registered under enrollment No. 52265;

Rua Silveira Martins, Cabula, nº 355 in the State of Bahia and registered under enrollment No. 76908;

Rua Prof. Anfrisia Santiago nº 212, in the State of Bahia and registered under enrollment No. 12798;

Avenida Getulio Vargas - BL. A, nº 950, in the State of Amazonas and registered under enrollment No. 14610;

Rua Goias, S/N, Farol, in the State of Alagoas and registered under enrollment No. 75071.

Rua Zacarias da Silva, Lote 2 , Barra da Tijuca (Alvorada), in the City and State of Rio de Janeiro and registered under enrollment No. 381171;

Rua Senador Pompeu,119 - 5º andar, Centro, in the City and State of Rio de Janeiro and registered under enrollment No. 106766;

Rua Alexandre Mackenzie, nº 75, Centro, in the City and State of Rio de Janeiro and registered under enrollment Nos. 274011, 274012, 274013, 274014, 274015, 274039, 274040, 274041, 274042;

Rua do Lavradio, nº 71, Centro (Arcos), in the City and State of Rio de Janeiro and registered under enrollment No. 70149;

Rua Araribóia, nº 140, São Francisco, in City of Niterói, State of Rio de Janeiro and registered under enrollment No. 10770;

Rua Assai, s/n, Jardim Pindorama, in City of São Félix do Araguaia, State of Mato Grosso and registered under enrollment No. 3825;

Rua Sena Madureira, 1070, in City of Fortaleza, State of Ceará and registered under enrollment No. 1409;

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Rua Manoel P. da Silva (Cap. Pereirinha, S/N), in City of Corumbá, State of Mato Grosso do Sul and registered under enrollment Nos. 24.969, 24.970, 24.971, 24.972 and 24.973;

Av Nicanor de Carvalho, nº 10, in City of Corumbá, State of Mato Grosso do Sul and registered under enrollment No. 12295;

Pq. Triunfo de Cotegipe, S/N – João Dantas, in City of Alagoinhas, Estado da Bahia and registered under enrollment No. 775;

Estrada Velha do Amparo, KM 4, in City of Friburgo, State of Rio de Janeiro and registered under enrollment No. 5283;

Av. Prudente de Morais, nº 757 B, Bairro Tirol, in City of Natal, State of Rio Grande do Norte and registered under enrollment No. 28639;

Av. Afonso Pena, nº 583, in City of Manaus, State of Amazonas and registered under enrollment No. 7496;

Rua Leitão da Silva, nº 2.159, Itararé (CONJED), in City of Vitória, State of Espírito Santos and registered under enrollment Nos. 46.977 and 46.978;

BLOCO C, QUADRA 02, SETOR COMERCIAL CENTRAL, Planaltina, in City of Brasília, Distrito Federal and registered under enrollment No. 801;

Rua Padre Pedro Pinto nº1460, Venda Nova (ISFAP), in City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 4187;

Rua 2 De Setembro, nº 733, Campo De Futebol, in City of Blumenau, State of Santa Catarina and registered under enrollment No. 598;

BR 116, KM 159 , Rua Cel Antônio Cordeiro, 3950, Altamira, in City of Russas, State of Ceará and registered under enrollment No. 180;

Rua Correa Vasques,69, Cidade Nova, in the City and State of Rio de Janeiro and registered under enrollment Nos. 40962, 40963, 40964, 40965, 40966, 40967, 40968, 40969, 40970, 40971, 40972, 41190; and

Rua Walter Ianni, Anel Rodoviário, KM 23,5 - Bairro Aarão Reis/São Gabriel (PUC MINAS), in City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 27601.

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Appendix 3

Part 1
Representations & Warranties

Capitalized terms used below and not otherwise defined herein shall have the meanings ascribed to them in the current recommended form of single currency unsecured syndicated facility agreement of the LMA.

The Borrower will make each of the following representations on the date of the Agreement and of each Disbursement Date:

1.1          Status

(a)           It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b)           It has the power to own its assets and carry on its business as it is being conducted.

(c)           It is not a FATCA FFI or a US Tax Obligor.

1.2          Binding obligations

The obligations expressed to be assumed by it under the Agreement are legal, valid and binding obligations of it, enforceable against it in accordance with the terms hereof, provided that such enforceability may be limited by insolvency laws or similar laws applicable to companies generally.

1.3          Power and authority

(a)           It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Agreement and the transactions contemplated by the Agreement.

(b)           No limit on its powers will be exceeded as a result of the borrowing or giving of guarantees or indemnities contemplated by the Agreement.

1.4          Good title to assets

It has a good, valid and marketable title to, or valid leases or licences of, and all appropriate authorisations to use, the assets necessary to carry on its business as presently conducted.

1.5          Government Approvals

(a)           All consents, licences, approvals and authorisations of, or registrations, recordations or filings with any agency necessary for:

(i)            the execution and delivery of the Agreement by it,

(ii)           the performance of its obligations thereunder, and

(iii)         the observation by it of the terms and conditions thereof,

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have been duly effected, completed and/or obtained and are in full force and effect, including the electronic registration of the financial terms of the Agreement with the Central Bank of Brazil;

except for:

(A)               the registration of the schedules of payment within the Electronic Declaratory Registry – Module Registry of Financial Transactions (Registro Declaratório Eletrônico – Modulo Registro de Operações Financeiras) of the Data System of the Central Bank of Brazil – SISBACEN (the “ROF”) with the Central Bank of Brazil which will enable the Borrower to make remittances from Brazil in order to effect payment of scheduled principal and interest with respect to the Agreement and the fees, expenses, commissions and payments of any finance charge referred to in the Agreement that will not be paid on the date of the entrance of the funds into Brazil (the “Schedule of Payments”) (which the Borrower shall promptly effect after the entrance of the funds into Brazil),

(B)           the registration of any payment provided for in such ROF earlier than the due date thereof, and

(C)          any further special authorization from the Central Bank of Brazil, which will enable the Borrower to make remittances from Brazil to make payments contemplated in the Agreement not specifically covered by the ROF and the Schedule of Payments.

1.6          Execution of the Agreement

No provision, law, ordinance, decree, instruction or regulation of its country of incorporation, or any agency, department or instrumentality thereof, no provision of any charter, by-law or similar instrument of it and no provision of any mortgage, deed, contract, bond, undertaking or any agreement or other instrument binding on it or to which it or its assets are subject is or might be contravened by the execution, delivery, performance or observance of the terms and conditions of the Agreement which would be reasonably likely to have a material adverse effect.

1.7          Proper legal form

The Agreement is in proper legal form, and contains no provision which is contrary to Brazilian law, public policy, good morals, or the national sovereignty of, Brazil.

1.8          Non conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Agreement do not and will not conflict with:

(a)           any law or regulation applicable to it;

(b)           its constitutional documents; or

(c)           any agreement or instrument binding upon it or any of its assets.

1.9          Governing law and enforcement

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(a)           In any proceedings taken in its country of incorporation in relation to the Agreement, the choice of English law as the governing law hereof will be recognised and enforced in such country after compliance with such applicable procedural rules and other legal requirements in its country of incorporation to the extent that it does not contravene national sovereignty, good morals or public policy in Brazil.

(b)           Any arbitral award obtained in relation to the Agreement will be recognised and be enforceable by the courts of its jurisdiction of incorporation.

1.10        No immunity

In any proceedings taken in its country of incorporation or England, it will not be entitled to claim for itself or any of its asset immunity from set-off, suit, execution, attachment or other legal process except for the immunity provided under Brazilian law to property of the Borrower that is considered essential for the rendering of public services under any concession or authorization agreements or licenses (bens vinculados à concessão or bens reversíveis).

1.11        Admissibility in evidence

All acts, conditions and things required to be done to make the Agreement legal, valid, enforceable and admissible in evidence in its country of incorporation have been done, fulfilled and performed, provided that for the enforceability or admission in evidence of the Agreement before Brazilian courts:

(a)           the Agreement must be translated into Portuguese by a sworn translator; and

(b)           the following will apply:

(i)            the signatures of the parties signing the Agreement outside Brazil must be notarized by a notary public qualified as such under the laws of the place of signing and the signature of such notary public must be authenticated by a Brazilian consular officer at the competent Brazilian consulate in the timeframe set forth in the Agreement; and

(ii)           the Agreement must be registered with the Registry of Deeds and Documents (Registro de Títulos e Documentos) of the City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil.

1.12        Pari passu ranking

Its payment obligations under the Agreement will rank at least pari passu in right of payment with all other unsecured and unsubordinated obligations of it, save those claims which are preferred by any bankruptcy, insolvency, liquidation or other similar laws of general application and save to the extent any such other Indebtedness is effectively senior by reason of any Security permitted under Clause 1.4 (Negative pledge).

1.13        No filing of stamp taxes

Under the laws of the Borrower’s country of incorporation in force at the date thereof, it is not necessary that the Agreement be filed, recorded or enrolled with any court or other authority in such country or that any stamp, registration or similar tax be paid on or in relation to the Agreement other than payments in connection with (i) Brazilian agencies and the notarization and consularisation of the signatures of persons signing the Agreement outside Brazil, (ii) the registration of the Agreement before the Registry of Deeds and Documents (Registro de Títulos e Documentos) of the City of Rio de Janeiro, State of Rio de Janeiro, Federative Republic of Brazil and, and (iii) the registration of the financial terms and conditions in respect of the Facility with the Central Bank of Brazil under the ROF.

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1.14        Compliance with laws

It is conducting its business and operations in compliance with all relevant laws and regulations and all directives of any agency having the force of law applicable or relevant to it, the failure to be in compliance with which would be reasonably likely to have a material adverse effect.

1.15        Private and commercial acts

Its execution of the Agreement constitutes, and its exercise of its rights and performance of its obligations hereunder will constitute, private and commercial acts done and performed for private and commercial purposes.

1.16        No tax liabilities or disputes

Save as specifically disclosed to the Administrative Agent in writing, the Borrower has no unpaid tax liabilities which would be reasonably likely to have a material adverse effect save for those which it is contesting in good faith by appropriate proceedings and in respect of which adequate reserves have been established.

1.17        No misleading information

All written information supplied by the Borrower to any Lender in connection with the Agreement is true, complete and accurate in all material respects as at the date it was supplied and is not misleading in any material respect.  The Borrower makes no representation or warranty as to any expectations, projections or other forward-looking statements furnished to any Lender or the Administrative Agent or to the premises on which these expectations, projections or other forward-looking statements were based.  The Borrower undertakes no obligation to update any such information, unless required pursuant to the terms of the Agreement.

1.19        Environmental laws

(a)           It is in compliance with Clause 1.13 (Environmental compliance) and no circumstances have occurred which could be reasonably expected to have a material adverse effect in the future.

(b)           No Environmental Claim has been commenced or, to the best of its knowledge, is threatened against it where that claim has or is reasonably likely, if determined against it, to have a material adverse effect.

1.20        Taxation

(a)           It has filed or caused to be filed all Tax returns that are required to be filed by it and has paid or caused to be paid all Taxes shown to be due and payable by it on such returns or on any assessment received by it, except to the extent that any such Taxes are being diligently contested in good faith and by proper proceedings and as to which adequate reserves or provisions have been provided.  There is no action, suit, proceeding, investigation, audit, or claim now pending or, to the best knowledge of the Borrower, threatened by any authority regarding any Taxes relating to the Borrower, except to the extent that (i) any such Taxes, which could reasonably be expected to have a material adverse effect, are fully disclosed to the Lender in writing, (ii) any such Taxes are being diligently contested in good faith and by proper proceedings, (iii) adequate reserves or provisions have been provided for any such Taxes, and (iv) if adversely decided, any such Taxes could not reasonably be expected to have a material adverse effect.

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(b)           It is resident for Tax purposes only in Brazil.

1.21        Deduction of tax

[Other than in connection with [●], it]/[It] is not required to make any Tax Deduction (as defined in Clause [●] (Definitions)) from any payment it may make under any Finance Document, except for withholding tax as may be imposed on the remittance of payment of interest, fees, commissions and other expenses from Brazil under Brazilian law.

1.22        Application of FATCA

The Borrower shall ensure that the Borrower will not become a FATCA FFI or a US Tax Obligor.

1.23        Corrupt practices

The Borrower has not and none of its directors, officers, employees or agents has:

(a)           paid or received (or entered into any agreement under which it may be paid or receive) any unlawful commission, bribe, pay off or kickback, directly or indirectly, in connection with the Agreement; or

(b)           taken action to influence a procurement process or execution of an agreement, including engaging in collusive practices among bidders designed to establish bid prices at artificial, non-competitive levels, or has otherwise engaged in Corrupt Practices.

1.24        No money laundering

The Borrower and all its branches and subsidiaries, in its home country and abroad, has the means and the internal procedures in place to detect and to intercept money-laundering channels or chains (involving the proceeds of terrorist activities, drug-trafficking, organized crime or others).

1.25        Foreign Assets Control Regulation

None of the execution, delivery and performance of the Agreement, nor its use of the proceeds thereunder, will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

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Part 2
Information Undertakings

Capitalized terms used below and not otherwise defined herein shall have the meanings ascribed to them in the current recommended form of single currency unsecured syndicated facility agreement of the LMA.

Annual Statements:

The Borrower shall, no more than 30 days after such statements become publically available, but in any event within 150 days after the end of each of its financial years, deliver to the Administrative Agent in sufficient copies for the Finance Parties its financial statements (both consolidated and unconsolidated) for such financial year, prepared in accordance with Brazilian GAAP or IFRS and audited by recognized public auditors in Brazil.

Quarterly Statements:

The Borrower shall, no more than 30 days after such statements become publically available, but in any event within 60 days after the end of each of the Borrower’s first three financial quarters, deliver to the Administrative Agent in sufficient copies for the Finance Parties its unaudited financial statements (both consolidated and unconsolidated) for such financial quarter, prepared in accordance with Brazilian GAAP or IFRS.

Requirements as to Financial Statements:

The Borrower shall ensure that each set of financial statements delivered by it:

(a)           unless otherwise stated, is prepared in accordance with IFRS and consistently applied, and for the annual statements includes the auditors’ report;

(b)           discloses all the liabilities (contingent or otherwise) and all the unrealized or anticipated losses of the companies concerned, in accordance with IFRS; and

(c)           is certified by an Authorized Signatory as giving a true and fair view of its financial condition as at the end of the period to which those financial statements relate and of the results of its operations during such period.

Compliance Certificate:

(a)           The Borrower must supply to the Administrative Agent a Compliance Certificate:

(i)            with each of the audited annual financial statements delivered under the Agreement; and

(ii)           with each of the quarterly financial statements relating to the first nine months of a financial year delivered under the Agreement.

(b)           A Compliance Certificate must be signed by the Borrower’s treasurer (and/or one or two other Authorized Signatories acceptable to the Administrative Agent, as appropriate).

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Other Financial Information:

The Borrower shall from time to time on the reasonable request of the Administrative Agent furnish the Administrative Agent with such information about it and/or its business, management or financial condition as the Administrative Agent may reasonably require and which is materially relevant to the performance by the Borrower of any or all of its obligations under the Agreement, save to the extent such disclosure is not permitted by law.

“Know Your Customer” Checks:

In the event that a Finance Party is obliged to comply with “know your customer” or similar identification procedures the Borrower shall, in circumstances where the necessary information is not already publicly available, promptly upon the request of any Finance Party supply such documentation and other evidence as is reasonably requested.

Information – Miscellaneous:

(a)           If, at any time, the Borrower ceases to be a listed company, the Borrower shall, to the extent that it is not prevented from doing so by any applicable legal restrictions (including any judicial or administrative order, regulation or rule), supply to the Administrative Agent, promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against it, and which might, if adversely determined, have a material adverse effect.

(b)           The Borrower shall promptly inform the Administrative Agent of the occurrence of any Default (and the steps, if any, being taken to remedy it).  The Borrower shall promptly inform the Administrative Agent when any such Default has been remedied, if applicable.  Upon receipt of a written request to that effect from the Administrative Agent, the Borrower shall confirm to the Administrative Agent that, save as previously notified to the Administrative Agent or as notified in such confirmation, no Default has occurred.

(c)           The Borrower must promptly submit to any Finance Party on demand such information and documents as such Finance Party may reasonably request in order to comply with its obligations to prevent money laundering and to conduct on-going monitoring of the business relationship with the Borrower as it relates to the prevention of money laundering.

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Notification of Default:	The Borrower shall notify the Administrative Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.
Brazilian GAAP:

As elected from time to time by the Borrower, the accounting principles prescribed by Brazilian Corporate Law, the rules and regulations issued by applicable regulators, including the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários), as well as the technical releases issued by the Brazilian Institute of Accountants (Instituto Brasileiro de Contadores), in accordance with IFRS as issued by the International Accounting Standards Board, in each case, as in effect from time to time.

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Part 3

Restriction on dividends.

Dividends shall be restricted in accordance with the terms of the Reorganization Plan.

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